EXHIBIT 99.1

TeliaSonera's repurchase offer – SEK 55 for every twentyfifth share

Press Release April 27, 2005

The repurchase offer is not directed to shareholders located in the United States, Canada, Australia, New Zealand and Japan or to persons whose participation in the repurchase offer requires additional information or registration measures or other measures in addition to those required under Swedish and Finnish law. Copies of this press release, the offer document and any other documents related to the offer are not being, and must not be, mailed or otherwise distributed or sent in or into such countries and so doing may invalidate any purported acceptance of the offer.

Based on the authorization received from the Annual General Meeting on April 26, 2005, the Board of Directors of TeliaSonera AB (publ) (“TeliaSonera”) decided on April 26, 2005 to repurchase a maximum of 187,009,282 shares, by offering the shareholders of TeliaSonera to sell every twenty-fifth share to TeliaSonera for a cash payment of SEK 55 (approximately EUR 6.05[1]) per share, corresponding to a premium of approximately 33.6 percent. If the repurchase offer is fully accepted, approximately SEK 10.3 billion will be transferred to the shareholders.

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Background and Reasons

The Board of Directors of TeliaSonera has evaluated future cash flows and balance sheet projections. The assessment indicates that strong cash flows and possible acquisitions foreseeable within the current market footprint allow the company to return SEK 30 billion to the shareholders during 2005 – 2007 in addition to ordinary dividends. In case there are attractive investment opportunities available, this figure can be adjusted.

In accordance with the above assessment, the Annual General Meeting resolved on April 26, 2005 to authorize the Board of Directors to repurchase a maximum of 187,009,282 shares for a total cash consideration of approximately SEK 10 billion.

Terms and Conditions

Based on the authorization received from the Annual General Meeting, the Board of Directors decided on April 26, 2005, to launch a repurchase offer based on the following terms and conditions:

The shareholders of TeliaSonera are offered to sell every twenty-fifth share to TeliaSonera for a cash payment of SEK 55 (approximately EUR 6.051) per share, which corresponds to a premium of approximately 33.6 percent compared to the average volume weighted price paid on the Stockholm Stock Exchange during the period April 11 – 22, 2005.[2] If the repurchase offer is fully accepted, a total of 187,009,282 shares, representing 4.0 percent of the total outstanding shares, will be repurchased and SEK 10,286 million will be transferred to the shareholders of TeliaSonera in exchange for the repurchased shares. The shareholders receive one sales right for each TeliaSonera share held. Twenty-five sales rights carry entitlement to sell one TeliaSonera share free of commission. The sales rights will be listed on the Stockholm Stock Exchange and on the Helsinki Stock Exchange during the period May 11 – June 9, 2005.

As TeliaSonera offers to buy shares at a premium in relation to the current market price, the sales rights have an economic value, which the shareholders can realize either by:

- utilizing the sales rights to sell shares in the repurchase offer, or

- selling the sales rights, either in the commission-free sales procedure, or on the stock exchange. The shareholders are allowed to sell up to 12,500 sales rights in the commission-free sales procedure. An average price will be paid in cash for the sales rights sold in the commission-free sales procedure.

If a shareholder chooses to sell shares and the shareholding is not evenly divisible by 25, the surplus sales rights will be sold free of commission.

Timetable

Record date

Shareholders of TeliaSonera whose shares are registered at the Swedish book-entry system through VPC or on a Finnish book-entry account on the record date, May 4, 2005, receive sales rights. Last day to trade in TeliaSonera shares including right to receive sales rights is April 29, 2005. The TeliaSonera shares are traded excluding the right to receive sales rights as of May 2, 2005.

Offer document

An offer document, a pre-printed acceptance form and a pre-paid reply envelope will be sent, on or around May 10, 2005, to shareholders whose holding in TeliaSonera is directly registered at VPC on May 4, 2005.

An offer document will be sent, on or around May 10, 2005, to shareholders whose shares are directly registered in a Finnish book-entry account on May 4, 2005. Most Finnish account operators will also send an acceptance form and acceptance instructions to these shareholders. If a shareholder does not receive an acceptance form or acceptance instructions from the holder’s account operator, acceptance can be submitted at any asset management branch of Nordea in Finland.

The offer document will be made public on or around May 6, 2005.

Acceptance period for the repurchase offer

Acceptance period to sell shares in the repurchase offer is May 11 – June 14, 2005. However, an acceptance to sell shares in the repurchase offer, which also involves automatic commission-free sale of surplus sales rights, should be made no later than May 27, 2005.

Acceptance period for commission-free sale of sales rights

Acceptance period for the commission-free sales procedure of sales rights is May 11 – 27, 2005.

Trading in sales rights

Trading in sales rights takes place on the Stockholm Stock Exchange and the Helsinki Stock Exchange during the period May 11 – June 9, 2005.

Announcement of outcome

The outcome of the repurchase offer is expected to be disclosed on or around June 23, 2005.

Payment date

Settlement for shares sold in the repurchase offer and sales rights submitted in the commission-free sales procedure is expected to take place on or around July 4, 2005 for shareholders directly registered at VPC and on or around July 5, 2005 for shareholders directly registered in the Finnish book-entry system.

Financial Effects of the Repurchase Offer

The financial effects presented below assume that the repurchase offer is accepted in full and the total cash consideration for the repurchased shares reduces TeliaSonera’s cash and cash equivalents. Upon calculation of the effect on net income that arises due to the decrease in cash and cash equivalents, an interest rate of 3.0 percent before tax is assumed.

In 2004, TeliaSonera’s net income amounted to SEK 12,964 million, equivalent to SEK 2.77 per share. If the repurchase offer was completed on January 1, 2004, the net income would have decreased by SEK 222 million to SEK 12,742 million. However, the earnings per share would have increased by SEK 0.07 to SEK 2.84 per share.

On December 31, 2004, the shareholders’ equity amounted to SEK 121,656 million, equivalent to SEK 26.02 per share. If the repurchase offer was completed on December 31, 2004, the shareholders’ equity would have decreased to SEK 111,370 million. The shareholders’ equity per share would have decreased to SEK 24.81 per share.

Excluded jurisdictions

The repurchase offer is not being made to shareholders in the United States, Canada, Australia, New Zealand and Japan. TeliaSonera reserves the right to reject acceptance forms from shareholders in such jurisdictions. Accordingly, if shareholders in such jurisdictions receive sales rights, they must sell the sales rights themselves on the stock exchange to realize their economic value, if any. TeliaSonera has arranged for the sales rights, otherwise distributable to directly registered shareholders in the excluded jurisdictions being registered at VPC to be sold by Nordea Bank and the proceeds will be distributed to such shareholders. However, directly registered shareholders in the excluded jurisdictions being registered in the Finnish book-entry system will receive the sales rights on the shareholder’s book-entry account and the Finnish account operators will act in compliance with their respective customer agreements regarding the sales rights.

Other

As of today, TeliaSonera does not hold any shares in the company.[3]

The Board of Directors’ intention is to propose the Annual General Meeting to be held in 2006 to cancel the repurchased shares.

Advisor

Nordea Corporate Finance is acting as financial advisor to TeliaSonera in connection with the repurchase offer.

Enclosure

Terms and instructions for holders of shares registered in the Finnish book-entry system.

For further information regarding the repurchase offer contact: Nordea Sweden, ph.: +46 (0)771 333 999, e-mail: teliasonera@teleperformance.se Shareholders in Finland, ph.: +358 (0)203 42 422 (service provided in Finnish and Swedish), e-mail: teliasonera@teleperformance.fi

Terms and Instructions for holders of shares registered in the Finnish book-entry system

The terms and instructions set out below apply only for holders of shares registered in the Finnish book-entry system maintained by APK. Shareholders who have their shares registered at VPC in Sweden should comply with the terms and instructions described in the offer document directed to these shareholders. Shareholders holding nominee registered shares should comply with the instructions provided by respective nominee.

Record date

Shareholders of TeliaSonera whose shares are registered on a Finnish book-entry account on the record date May 4, 2005 receive sales rights according to the Repurchase Offer. The TeliaSonera shares are traded excluding the right to receive sales rights as of May 2, 2005.

Offer document and acceptance form

The offer document will be sent to those shareholders whose holding in TeliaSonera is registered in a Finnish book-entry account on May 4, 2005. Most Finnish account operators will also send an acceptance form to these shareholders. If you do not receive an acceptance form or acceptance instructions from your account operator, you can submit your acceptance at any asset management branch of Nordea in Finland.

Sales rights

One sales right is received for each TeliaSonera share. 25 sales rights carry entitlement to the sale of one share. Sales rights will be entered into the shareholder’s book-entry account on or around May 6, 2005, after which date the shareholder can check the number of sales rights received on the relevant book-entry account from his/her account operator.

Repurchase price of the shares

In the Repurchase Offer, for one share in TeliaSonera, SEK 55[4] is paid. No commission will be charged for participation in the Repurchase Offer. Payment of the repurchase price to the APK-registered shareholders will be made in euros at the prevailing EUR/SEK exchange rate on or around July 1, 2005. Consequently, the final euro amount of the repurchase price will not be determined until then. The Swedish withholding tax will be withheld from the repurchase price for shareholders tax resident outside of Sweden.

Commission-free sale of sales rights

All holders of sales rights, who do not wish to participate in the Repurchase Offer, may sell up to 12,500 sales rights free of commission. The sales rights in the commission-free sales procedure will be sold by Nordea on the Helsinki Stock Exchange. An average price will be determined for all sales rights sold under this procedure.[5] All shareholders who sell their sales rights under the commission-free sales procedure will thereby receive the same price per sales right regardless of when during the acceptance period the acceptance is submitted.

Trading in sales rights

As an alternative to the commission-free sales procedure, holders of sales rights may sell the sales rights on the Helsinki Stock Exchange.[6] Trading in sales rights on the Helsinki Stock Exchange takes place during the period May 11 – June 9, 2005. Shareholders who wish to buy or sell sales rights on the Helsinki Stock Exchange shall contact their bank or broker. Commission is normally charged in such cases.

Acceptance

Shareholders who wish to accept the Repurchase Offer (alternative 1 below) – when applicable, with the automatic commission-free sale of surplus sales rights – or who wish to sell the sales rights in the commission-free sales procedure[7] (alternative 2 below) should submit their acceptance primarily in accordance with the instructions given by his/her account operator. Acceptance is made by completing, signing and returning the acceptance form to your account operator in accordance with the account operator’s instructions sufficiently prior to the last acceptance date for the chosen alternative. Do not send your acceptance to TeliaSonera. If you do not receive an acceptance form or acceptance instructions from your account operator, you can submit your acceptance at any asset management branch of Nordea in Finland.

A separate acceptance must be given for each book-entry account. The acceptance applies for all sales rights on the book-entry account in question at the time of execution of the acceptance, unless the shareholder instructs otherwise.

The shareholders may only choose one of the following two alternatives:

Acceptance to sell shares – Alternative 1

Acceptance to participate in the Repurchase Offer with automatic commission-free sale of surplus sales rights[8] takes place during the period May 11–27, 2005. The acceptance should be submitted according to the account operator’s instructions sufficiently before the last acceptance date to ensure that the acceptance is received by Nordea or relevant account operator no later than May 27, 2005. The acceptance for the Repurchase Offer with automatic commission-free sale of surplus sales rights is binding.

Acceptance to participate in the Repurchase Offer without sale of surplus sales rights takes place during the period May 11 – June 14, 2005. The acceptance should be submitted in accordance with the account operator’s instructions sufficiently before the last acceptance date to ensure that the acceptance is received by Nordea or relevant account operator no later than June 14, 2005. The acceptance for the Repurchase Offer without sale of surplus sales rights is binding after June 14, 2005.

Acceptance for commission-free sale of sales rights – Alternative 2

Acceptance to participate in the commission-free sale of sales rights takes place during the period May 11–27, 2005. The acceptance should be submitted in accordance with the account operator’s instructions sufficiently before the last acceptance date to ensure that the acceptance is received by Nordea or relevant account operator no later than May 27, 2005. The acceptance to participate in this procedure is binding and it cannot be withdrawn.

Procedures following the acceptance

By accepting the Repurchase Offer or the sale of sales rights in the commission-free sales procedure, you authorize Nordea or your account operator to effect the sale of TeliaSonera shares in the Repurchase Offer to TeliaSonera or the sale of sales rights by Nordea in the commission-free sales procedure, including the necessary registrations in the book-entry account, and to transfer the title of sold TeliaSonera shares to TeliaSonera against the payment of the repurchase price and transfer the title of sold TeliaSonera sales rights under the terms of the commission-free sales procedure.

Following receipt and handling of a duly completed acceptance by your account operator for participation in the Repurchase Offer, the TeliaSonera shares to be sold and the required number of sales rights will be removed from your book-entry account and TeliaSonera interim shares will be registered on your book-entry account with a transfer restriction. Consequently, it is not possible to sell, transfer or otherwise assign the TeliaSonera shares, the required number of sales rights or the TeliaSonera interim shares after acceptance of the Repurchase Offer. You must allow five banking days for the execution of the acceptance before TeliaSonera interim shares are entered into your book-entry account. During the Repurchase Offer period and until the payment of the repurchase price, each one TeliaSonera interim share is equal to and, with the exception of the transfer restriction, carries the same rights as one TeliaSonera share. Ownership to the sold shares is transferred to TeliaSonera against payment of the repurchase price. The payment of the repurchase price will be made against the TeliaSonera interim shares, which will be removed from your book-entry account after the payment.

Following receipt and handling of a duly completed acceptance by your account operator for participation in the commission-free sales procedure of sales rights, the sales rights to be sold will be removed from your book-entry account and TeliaSonera interim sales rights will be registered on your book-entry account with a transfer restriction. Consequently, it is not possible to sell, transfer, use or otherwise assign the sales right or the TeliaSonera interim sales right after acceptance of the commission-free sales procedure of sales rights. You must allow five banking days for the execution of the acceptance before TeliaSonera interim sales rights are entered into your book-entry account. The TeliaSonera interim sales rights carry the right to receive the average price as determined in the terms and conditions of the commission-free sales procedure of sales rights. The payment according to the average price in the commission-free sales procedure of sales rights will be made against the TeliaSonera interim sales rights, which will be removed from your book-entry account after the payment.

Incorrectly filled in or late acceptances Incomplete, incorrectly filled in or late acceptances may be disregarded, which means that economic value may be lost. The account operators may give their own instructions on how they will treat incorrectly submitted acceptance forms.

Unutilized sales rights Unutilized sales rights will be null and void and without value after the expiration of the acceptance period for the Repurchase Offer and they will be removed from the book-entry accounts after nullification. The holder of sales rights has no possibility to receive compensation for any economic value that may be lost in the event that the acceptance is incorrectly submitted or is received after the expiration of the applicable acceptance period or that the holder did not sell sales rights during the period of trading.

Right to withdraw acceptance Shareholders have the right to withdraw a submitted acceptance only in the alternative of selling shares in the Repurchase Offer provided that the acceptance does not involve sale of surplus sales rights. For your withdrawal to be effective, you must submit a written notice of withdrawal, including account details, to your book-entry account operator or instruct your nominee to submit a written notice of withdrawal to the book-entry account operator of the nominee account, for arrival no later than at 4:00 p.m. Finnish time on June 14, 2005. The written notice of withdrawal must be submitted to the book-entry account operator to which the original acceptance was delivered. Your book-entry account operator may charge a fee for withdrawals as agreed between you and your account operator.

Acceptance for sale of shares in the Repurchase Offer with automatic commission-free sale of surplus sales rights and acceptance for participation in the commission-free sales procedure of sales rights cannot be withdrawn.

Right to extend the acceptance period TeliaSonera reserves the right to extend the acceptance period, as well as, in conjunction therewith, decide on settlement for the acceptances received during the extended acceptance period. Acceptances submitted during the original acceptance period will nevertheless be settled on or around July 5, 2005.

Nominee registered shares Shareholders whose shares are nominee registered will not receive an offer document or any other material related to the Repurchase Offer. The acceptance will instead be made as per instructions from the nominee.

Pledged shares Acceptance to participate in the Repurchase Offer or in the commission-free sales procedure of sales rights involving pledged or otherwise restricted TeliaSonera shares or sales rights is subject to a written consent of the pledgee. It is the responsibility of the shareholder to obtain such consent.

Announcement of the outcome of the Repurchase Offer TeliaSonera expects to disclose the outcome in the Repurchase Offer on or around June 23, 2005.

Settlement and payment Settlement for shares sold in the Repurchase Offer by APK-registered shareholders will be made in euros and is expected to take place on or around July 5, 2005 to the yield account connected to the book-entry account.[9] The Swedish withholding tax will be withheld from the repurchase price for shareholders tax resident outside of Sweden.

The payment according to the average price in the commission-free sales procedure to the APK-registered holders of sales rights will be made in euros on or around July 5, 2005. Payment will be made to the yield account connected to the book-entry account.

APK-registered sales rights The sales rights will be incorporated in the Finnish book-entry system through the book-entry link between APK and VPC. Information on ownership of the APK-registered sales rights is subject to the secrecy obligation under Section 29 of the Finnish Act on the Book-Entry System and hence not public nor accessible to the Company without an exemption from this secrecy obligation. The sales rights registered and handled in the Finnish book-entry system will be subject to the condition that TeliaSonera and the relevant authorities shall be entitled to receive information on the ownership of the sales rights, notwithstanding the secrecy obligation referred to above, either directly or through VPC. APK shall be entitled to provide TeliaSonera and the relevant authorities with such information regarding holders of APK-registered sales rights to the same extent APK provides such information to Finnish companies under applicable laws and regulations, including name of the holder, contact address and taxation country information as well as the number of sales rights held by the owner. The right to provide, obtain and use such information on ownership will be registered by APK in the issue account pursuant to Section 27 of the Finnish Act on the Book-Entry System.

Questions regarding the Repurchase Offer Questions regarding the Repurchase Offer may be submitted by phone +358 (0)203 42 422 (service provided in Finnish and Swedish, local network charge/mobile call charge) or e-mail to: teliasonera@teleperformance.fi. Copies of the offer document can be ordered by phone or e-mail as set out above. The offer document is also available at www.teliasonera.com/ir and www.nordea.fi/sijoita.

[1] Convenience currency conversions from SEK to EUR have been calculated by using Bank of Finland’s monthly average EUR/SEK exchange rate of 9.0884 in March, 2005. The actual repurchase price that finally will be payable in euro to the shareholders whose shares are registered in a Finnish book-entry account, will be determined at the prevailing EUR/SEK exchange rate on or around July 1, 2005, i.e. in close connection to the payment date in the repurchase offer.

[2] Upon calculation of the premium, an adjustment has been made for ordinary dividend of SEK 1.20 per share.

[3] The plan assets of TeliaSonera’s pension funds included 2,117,971 TeliaSonera shares with a market value of approximately SEK 84 million as of December 31, 2004.

[4] Approximately EUR 6.05.

[5] The average price is calculated as the gross payment for all sales rights sold by Nordea on the Stockholm Stock Exchange and the Helsinki Stock Exchange in the commission-free sales procedure divided by the total number of sales rights sold in this procedure. Payment according to the average price to the APK-registered holders of sales rights will be made in euros on or around July 5, 2005. There is no guarantee an active and liquid trading market will develop and can be sustained for the sales rights. If an active and liquid trading market for the sales rights is not developed, or is not sustained, it may be difficult to sell the sales rights. Shareholders should therefore carefully consider the alternative, which is economically most favourable.

[6] Trading in sales rights also takes place on the Stockholm Stock Exchange during the period May 11 – June 9, 2005.

[7] A maximum of 12,500 sales rights may be sold in the commission-free sales procedure. Sales rights that exceed this number may be sold on the stock exchange. Shareholders shall in this case contact their bank or broker in order to sell the excess sales rights (commission is normally charged in these cases).

[8] Up to 24 sales rights.

[9] Payment of the repurchase price through VPC will be made to APK in Swedish kronor on or around July 4, 2005, after which APK will deliver the repurchase price in euro after currency conversions to the APK-registered shareholders on or around July 5, 2005. The currency conversion will be made at the prevailing EUR/SEK exchange rate on or around July 1, 2005.